Exhibit 99.2

RELIEF THERAPEUTICS Holding SA

Condensed Consolidated Interim Financial Statements

for the half-year ended June 30, 2023

(unaudited)

CONSOLIDATED INTERIM BALANCE SHEET

in CHF thousands	Notes	June 30, 2023	December 31, 2022
ASSETS
Intangible assets	6	105,576	162,915
Right-of-use assets	7	2,829	2,642
Property and equipment	8	390	49
Other non-current assets		118	114
Deferred tax assets		506	495

Non-current assets		109,419	166,215
Inventories	9	450	227
Trade receivables		1,012	1,321
Other current assets	10	2,106	1,798
Cash and cash equivalents		12,792	19,237

Current assets		16,360	22,583

Total assets		125,779	188,798

EQUITY AND LIABILITIES
Share capital	11	56,163	56,163
Reserves		221,590	220,961
Treasury shares		(7,289)	(12,108)
Accumulated losses		(176,098)	(119,599)

Equity		94,366	145,417

Non-current lease liabilities	7	2,334	2,232
Non-current borrowings	12	13	16
Defined benefit obligations		1,764	1,772
Provisions	13	7,032	7,909
Deferred tax liabilities	24	13,145	20,736

Non-current liabilities		24,288	32,665
Current lease liabilities	7	531	444
Current borrowings	12	361	372
Trade payables		2,173	1,625
Financial liabilities due to related parties	14	1,313	1,280
Provisions	13	—	3,094
Other current payables and liabilities	15	2,747	3,901

Current liabilities		7,125	10,716

Total equity and liabilities		125,779	188,798

The accompanying notes form an integral part of these consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS

		Six-month period ended June 30,
in CHF thousands	Notes	2023	2022
Revenue	5	3,023	3,242
Other gains	16	66	563

Total income		3,089	3,805
Raw materials and consumables expenses	17	(779)	(669)
External selling and distribution expenses	17	(1,442)	(465)
External research and development expenses	18	(933)	(10,637)
Personnel expenses	19	(6,259)	(5,767)
Other administrative expenses	20	(3,462)	(3,963)
Change in fair value of contingent consideration	13	3,962	740

EBITDA		(5,824)	(16,956)
Impairment expense	21	(55,824)	(8,226)
Amortization and depreciation expense	22	(1,704)	(2,033)

Operating result		(63,352)	(27,215)
Financial income	23	—	162
Financial expense	23	(790)	(1,056)

Net loss before taxes		(64,142)	(28,109)
Income taxes	24	7,643	1,609

Net loss for the period		(56,499)	(26,500)

OTHER COMPREHENSIVE INCOME
Remeasurement of defined benefit obligation		—	—

Items that will not be reclassified to profit or loss		—	—
Currency translation differences		415	191

Items that may be reclassified to profit or loss		415	191

Other comprehensive income for the period, net of tax		415	191

Total comprehensive loss for the period		(56,084)	(26,309)

EARNINGS PER SHARE
Basic and diluted loss per share (in CHF)	25	(5.098)	(2.551)

The accompanying notes form an integral part of these consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

		Six-month period ended June 30,
in CHF thousands	Notes	2023	2022
Net loss for the period		(56,499)	(26,500)
Adjustments:
Income tax gain	24	(7,643)	(1,609)
Amortization and depreciation expense	22	1,704	2,033
Impairment of intangible assets	6	55,734	8,226
Impairment of receivables and inventories		98	77
Reversal of impairment loss on receivables		—	(453)
Gain from fair value adjustments to contingent payments	13	(3,962)	(740)
Finance expenses	23	790	1,056
Finance income	23	—	(12)
Interest expenses on borrowings and lease liabilities		(255)	(166)
Change in defined benefit obligations		—	23
Share-based payment expense	19	511	1,288
Changes in working capital:
Decrease/(Increase) in inventories		(223)	147
Decrease/(Increase) in trade receivables		301	166
Decrease/(Increase) in other assets		(312)	4,498
(Decrease)/increase in trade payables		577	(146)
(Decrease)/increase in provisions		(136)	(622)
(Decrease)/increase in other payables and liabilities		(1,151)	(1,997)

Cash flow used in operating activities		(10,466)	(14,731)

Payments for property, plant and equipment		(369)	(25)
Payments for intangible assets	6	—	(107)
Reimbursement for price adjustment on intangible assets	6	149	—
Proceeds from other financial assets		—	469
Milestone payments related to acquisition of subsidiaries		—	(5,120)
Interest received		—	19

Cash flow used in investing activities		(220)	(4,764)

Proceeds from capital increase	11	4,992	60
Sale of treasury shares	11	17	4,933
Equity transaction costs	11	(487)	(78)
Repayment of lease liabilities		(344)	(178)
Repayment of borrowings		(4)	(75)

Cash flow from financing activities		4,174	4,662

Net decrease in cash and cash equivalents		(6,512)	(14,833)
Cash and cash equivalents at beginning of period		19,237	44,761
Exchange difference on cash and cash equivalents		67	(57)
Cash and cash equivalents at end of period		12,792	29,871

The accompanying notes form an integral part of these consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

in CHF thousands	Share capital	Treasury shares	Reserves	Accumulated loss	Total equity
Balance at January 1, 2022	44,133	(2,999)	210,147	(69,751)	181,530
Result for the period	—	—	—	(26,500)	(26,500)
Other comprehensive income for the period	—	—	191	—	191

Total comprehensive result for the period	—	—	191	(26,500)	(26,309)

Direct Share Placement program	—	764	4,169	—	4,933
Transaction cost in relation to capital increases	—	—	(78)	—	(78)
Exercise of stock options	30	—	30	—	60
Share-based compensation cost	—	—	1,288	—	1,288

Balance at June 30, 2022	44,163	(2,235)	215,747	(96,251)	161,424

Balance at January 1, 2023	56,163	(12,108)	220,961	(119,599)	145,417
Result for the period	—	—	—	(56,499)	(56,499)
Other comprehensive income for the period	—	—	415	—	415

Total comprehensive result for the period	—	—	415	(56,499)	(56,084)

Direct Share Placement program	—	12	5	—	17
Private placement	—	4,800	195	—	4,995
Withdrawal of fractional shares	—	(12)	(10)	—	(22)
Transaction cost in relation to capital increases	—	—	(487)	—	(487)
Exercise of stock options	—	19	—	—	19
Share-based compensation cost	—	—	511	—	511

Balance at June 30, 2023	56,163	(7,289)	221,590	(176,098)	94,366

The accompanying notes form an integral part of these consolidated interim financial statements.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	General information

RELIEF THERAPEUTICS Holding SA (“Relief”, the “Company” or the “Group”) is a Swiss stock corporation domiciled at 15 Avenue de Sécheron, 1202 Geneva, Switzerland. The Company’s shares are listed on the SIX Swiss Exchange (ticker: RLF) and quoted in the U.S. on OTCQB (tickers: RLFTF, RLFTY).

The Group focuses on identification, development and commercialization of novel, patent protected products intended for the treatment of metabolic, dermatological and pulmonary rare diseases with a portfolio of clinical and marketed products that serve unmet patient needs.

In March 2021, Relief signed a collaboration and license agreement with Acer Therapeutics, Inc. (“Acer”) for the worldwide development and commercialization of ACER-001 (OLPRUVA™) for the treatment of urea cycle disorders (“UCDs”) and maple syrup urine disease (“MSUD”). In December 2022, the FDA approved ACER-001 for the treatment of UCDs in the U.S. In August 2023, Relief and Acer terminated the March 2021 collaboration and license agreement and entered into a new exclusive license agreement for the development and commercialization of ACER-001 for the treatment of UCDs, MSUD, and other potential indications. Under the terms of the new agreement, Acer retains development and commercialization rights worldwide, excluding Europe where Relief retains these rights.

In June 2021, the Group acquired APR Applied Pharma Research SA (“APR”), a privately held Swiss pharmaceutical company specialized in formulating, developing, and commercializing known molecules designed with proprietary drug delivery systems for niche and specialty diseases. The acquisition transformed Relief into a fully integrated commercial-stage biopharmaceutical group. The acquisition further diversified Relief’s pipeline and portfolio with both commercial products and clinical-stage programs, provided a commercial infrastructure in Europe and strengthened internal research and development (“R&D”) capabilities.

In July 2021, the Group acquired AdVita Lifescience GmbH (“AdVita”). The acquisition strengthened the Group’s expertise and intellectual property rights around the inhaled formulation and delivery of aviptadil.

In 2022, Relief established a commercial unit in the U.S. to launch PKU Golike in October 2022 and market potential future products in the U.S. market.

These unaudited condensed consolidated interim financial statements were approved for publication by the Board of Directors on September 14, 2023.

2.	New and revised International Financial Reporting Standards (IFRS)

There were no new standards or amendments to existing standards that have a significant impact on the Group’s accounting policies and interim financial statements.

3.	Summary of significant accounting policies

3.1	Basis of preparation

These condensed consolidated interim financial statements were prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB). They do not include all disclosures that would otherwise be required in a complete set of financial statements and should therefore be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2022. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments at fair value, and are presented in Swiss francs (CHF). All values are rounded to the nearest thousand (TCHF), except when otherwise indicated.

3.2	Reclassifications

A gain of TCHF 740 on fair value remeasurement of contingent consideration in the comparative period of the consolidated interim statement of comprehensive loss has been reclassified from ‘Other gains’ to a distinct line ‘Change in fair value of contingent consideration’ to conform with the current period presentation. This reclassification had no impact on the Group’s previously reported financial position or result of operations.

3.3	Significant accounting policies

The accounting policies used in the preparation and presentation of the condensed interim consolidated financial statements are consistent with those applied for the Group’s last annual consolidated financial statements for the year ended December 31, 2022.

3.4	Interim measurement note

The business is not subject to any seasonality. Expenses largely depend on the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

4.	Summary of critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

4.1	Critical judgments in applying accounting policies

Critical judgments in applying accounting policies were the same as those applied to the consolidated financial statements for the year ended December 31, 2022.

4.2	Key sources of estimation uncertainty

Key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2022.

Going concern

These consolidated financial statements have been prepared assuming the Group will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business.

As of August 31, 2023, the Group had CHF 18.3 million cash in hand, which includes proceeds of USD 10 million from the renegotiation of licensing terms with Acer (refer to note 29). Based on liquidity forecasts and development plans, existing cash was expected to be sufficient to meet the Group’s cash needs for at least the next 12 months.

Since its inception, the Group has primarily relied on external financing to fund its cash needs and has experienced recurring losses. The Group may continue to generate operating losses in the foreseeable future. The Group’s long-term viability depends on its ability to raise additional capital until it generates positive cash flows to support its operations. The Group may never achieve sustainable profitability and is exposed to all the risks inherent in establishing a business. Management intends to continue to explore options to obtain additional funding, including public or private financing, or license and collaboration agreements. However, there can be no assurance that capital will be available in sufficient amounts or on acceptable terms. If Relief is unable to obtain the required funding, it will be forced to delay, reduce or eliminate some or all of its research and development programs and of its product portfolio expansion or commercialization efforts, which could adversely affect its business prospects or result in the Group’s inability to continue operations.

5.	Segment information

5.1	Information on revenue

The disaggregation of the Group’s revenue is presented in the following table:

TCHF	01.01.-30.06.2023	01.01.-30.06.2022
Revenue streams
Royalties	812	1,246
Product sales	2,042	1,369
Licensing fees	—	211
Revenue from research and development services	169	416

Total revenue	3,023	3,242

Geographical area
Switzerland	237	639
Europe (excluding Switzerland)	1,319	1,609
North America	735	630
Rest of the world	732	364

Total revenue	3,023	3,242

Timing of revenue recognition
Point in time	3,023	3,242
Over time	—	—

Total revenue	3,023	3,242

5.2	Geographical location of non-current assets

TCHF	June 30, 2023	December 31, 2022
Switzerland	108,565	165,484
Rest of the world	230	122

Total non-current assets *	108,795	165,606

*	Without financial assets and deferred tax assets

6.	Intangible assets

TCHF	Technologies, patents and trademarks	Licenses	In-process research and development	Goodwill	Total
Historical cost
January 1, 2022	39,357	13,729	132,395	8,658	194,139

Addition	174	—	314	—	488
December 31, 2022	39,531	13,729	132,709	8,658	194,627

Acquisition price adjustment	—	—	(149)	—	(149)
June 30, 2023	39,531	13,729	132,560	8,658	194,478

Accumulated amortization and impairment
January 1, 2022	(1,840)	—	—	—	(1,840)

Amortization	(3,448)	—	—	—	(3,448)
Impairment	(24,255)	—	(529)	(1,640)	(26,424)
December 31, 2022	(29,543)	—	(529)	(1,640)	(31,712)

Amortization	(965)	(491)	—	—	(1,456)
Impairment	—	—	(49,717)	(6,017)	(55,734)
June 30, 2023	(30,508)	(491)	(50,246)	(7,657)	(88,902)

Carrying amount per class
December 31, 2022	9,988	13,729	132,180	7,018	162,915
June 30, 2023	9,023	13,238	82,314	1,001	105,576

Carrying amount per asset
PKU Golike	4,511	—	—	—	4,511
Diclofenac	4,512	—	—	360	4,872
ACER-001	—	13,238	—	641	13,879
RLF-100	—	—	57,290	—	57,290
RLF-TD011	—	—	24,858	—	24,858
Sentinox	—	—	—	—	—
RLF-OD032	—	—	166	—	166
June 30, 2023	9,023	13,238	82,314	1,001	105,576

PKU Golike	4,678	—	—	—	4,678
Diclofenac	5,310	—	—	360	5,670
ACER-001	—	13,729	—	641	14,370
RLF-100	—	—	81,516	3,805	85,321
RLF-TD011	—	—	47,392	2,212	49,604
Sentinox	—	—	2,958	—	2,958
RLF-OD032	—	—	314	—	314
December 31, 2022	9,988	13,729	132,180	7,018	162,915

In December 2022, ACER-001 was approved in the U.S. by the Food and Drug Administration (FDA) for the treatment of Urea Cycle Disorders under the trademark OLPRUVA™. The intangible asset associated with the ACER-001 license is amortized from January 1, 2023, on a straight-line basis over its estimated useful life of 14 years.

Impairment test

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Intangible assets with indefinite useful lives are not amortized but are tested for impairment either individually or at the cash-generating unit level. The Group generally tests its intangible assets for impairment at the end of the year, or more frequently if events or changes in circumstances indicate that intangible assets may be impaired. The Group considers the relationship between its market capitalization and its equity book value, among other factors, when reviewing for indication of impairment. As of June 30, 2023, Relief’s market capitalization was CHF 33.7 million, representing a significant decrease from CHF 132.2 million as of December 31, 2022, and a large discount to the carrying amount of its net assets, indicating a potential impairment of Relief’s intangible assets. Additionally, the Group identified circumstances that negatively affected the recoverable value of its in-development assets. Consequently, the Group carried out impairment tests of its intangible assets and goodwill as of June 30, 2023.

For the purpose of impairment testing, goodwill was allocated to each CGU constituting the sole operating segment of the Group. The recoverable amount of the group of CGUs is based on the cumulated value in use estimated for each CGU or group of CGUs. The Group’s material CGUs relate to on-market drugs and drug candidates referred to above. The impairment test was performed by determining the recoverable amount of each CGU as the risk-adjusted net present value of future cashflows.

Key assumptions used in value in use calculations

The estimation of recoverable amounts involves significant management judgment. The values assigned to each assumption on an asset basis are based on historical data from external and internal sources and on management’s estimates. The key assumptions used in the valuation models were determined as follows:

•

Cash flow projections were based on a financial forecast developed by management, which includes projections for net sales, cost of sales, and development costs. These projections are periodically reviewed and updated by management.

•

Revenue projections were based on a product-specific analysis that considered relevant market sizes, disease prevalence, incidence rates, expected market share, expected patent life, and the expected year of regulatory approval for unapproved product candidates based on the current stage of development and expected development plan.

•

Forecast periods were defined on a product basis and based on product life cycles. For on-market products, cash flows were projected for each CGU over a period of five years and cash flows beyond the forecast period were extrapolated using an attrition rate of 5% until the expected end of the exclusivity period of each product. For in-process projects, cash flows were projected over a period of up to 20 years, reflecting the length of the development and subsequent commercialization period. Relief’s approach to compiling development and commercial forecasts is based on a combination of external sources and internal estimates, which includes the use of patient-based models. This methodology is commonly employed in the pharmaceutical industry and has demonstrated satisfactory results over time. No terminal value was considered.

•

Probabilities of success for in-process projects to reach final development and commercialization ranged from 15% to 35%. These probabilities were based on empirical success rate analysis of multi-stage studies for comparable indications, or if this approach could not be applied, management exercised its judgment.

•	The pre-tax discount rate was 17.61% based on the assumed cost of capital for the Group (December 31, 2022: 16.54%).

Impairment test conclusion

For the six-month ended June 30, 2023, the Group recognized a non-cash impairment charge of TCHF 55’734 to write down the carrying value of intangible assets associated with RLF-100®, RLF-TD011 and Sentinox™. The impairment charge was recorded in the comprehensive statement of loss under the heading ‘Impairment expense’.

As part of a comprehensive strategic review conducted in the second and third quarters of 2023, the Group prioritized certain development programs to ensure resource efficiency amid constrained funding conditions and revised its development plans. Under the revised strategic plan, resource allocation to development programs related to drug candidates RLF-100, RLF-TD011 and Sentinox was scaled back. The de-prioritization of these programs is expected to postpone potential economic returns while reducing required short-term investments. The Group plans to primarily allocate available resources to the ongoing development of its metabolic disorder programs, including RLF-OD032, PKU Golike and ACER-001. It aims to resume the accelerated development of RLF-100, RLF-TD011 and Sentinox once adequate financing or strategic partnerships are secured for their completion. Clinical programs with RLF-100 and RLF-TD011 remained ongoing as of June 30, 2023.

The postponement of estimated future net cash flows from these assets, as well as an increase of the discount rate compared to December 31, 2022, resulted in impairment charges of TCHF 24’225, TCHF 22’534 and TCHF 2’958 recognized against the intangible assets associated with RLF-100, RLF-TD011 and Sentinox, respectively. In addition, goodwill allocated to these assets was entirely impaired for a total amount of TCHF 6’017.

For other intangible assets and remaining goodwill, the Group determined based on the results of the impairment test that their estimated value in use exceeded their respective carrying amounts as of the measurement date. Therefore, the Group did not record an impairment charge on these other assets for the period ended June 30, 2023.

Sensitivity to changes in assumptions

The Group performed a sensitivity analysis taking into account reasonably possible changes in the assumptions the value in use is most sensitive to, as listed in the key assumptions section above, including higher discount rate, lower projected income, increased development budget, and postponed market launch when applicable. The results of the sensitivity analysis as of June 30, 2023, are presented hereafter.

•

The intangible assets associated with PKU Golike had an estimated recoverable amount that exceeded by TCHF 307 the carrying amount of TCHF 4’511. However, changes in assumptions such as an increase in the pre-tax discount rate by 50 basis points, or a 6% reduction in expected gross margins during the remaining expected commercialization period would trigger an impairment. For instance, a reduction of 30% in expected gross margins throughout the commercialization period would cause an impairment of TCHF 1’273, assuming other assumptions remain constant. No other reasonably possible change of key assumptions would cause the carrying amount to exceed the recoverable amount.

•

The intangible assets associated with Diclofenac had an estimated recoverable amount that exceeded by TCHF 1’271 the carrying amount of TCHF 4’872. However, a reduction of 22% in expected gross margins during the remaining expected commercialization period would trigger an impairment. For instance, a reduction of 30% in expected gross margins throughout the commercialization period would cause an impairment of TCHF 501, assuming other assumptions remain constant. No other reasonably possible change of key assumptions would cause the carrying amount to exceed the recoverable amount.

•

The intangible assets associated with RLF-100 and RLF-TD011 had estimated recoverable amounts that exactly matched their carrying amounts due to the impairment recognized at the end of the current reporting period. They are inherently sensitive to any changes in assumptions which would result in future impairments.

For intangible assets associated with the ACER-001 license, the Group concluded that no reasonably possible change of key assumptions would cause the carrying amount to exceed the recoverable amount.

While management believes the assumptions used are reasonable, changes in these assumptions could result in a future material impairment. The completion of the development of IPR&D assets and the ongoing commercialization of on-market products are subject to the availability of capital, which is uncertain as discussed in note 4.2 of these interim consolidated financial statements. If the Group is unable to secure sufficient capital, it will be forced to delay or abandon certain development and commercialization activities, which could lead to a material impairment of the affected assets.

7.	Leases

7.1	Right-of-use assets

TCHF	Building	Equipment	Total
Historical cost
January 1, 2022	2,538	139	2,677

Addition	—	549	549
Foreign exchange difference	(9)	(2)	(11)
December 31, 2022	2,529	686	3,215

Addition	86	454	540
Disposal	(89)	(44)	(133)
Foreign exchange difference	(1)	1	—
June 30, 2023	2,525	1,097	3,622

Accumulated depreciation
January 1, 2022	(147)	(32)	(179)

Depreciation	(292)	(105)	(397)
Foreign exchange difference	3	—	3
December 31, 2022	(436)	(137)	(573)

Depreciation	(104)	(116)	(220)
Foreign exchange difference	—	—	—
June 30, 2023	(540)	(253)	(793)

Carrying amount
at December 31, 2022	2,093	549	2,642
at June 30, 2023	1,985	844	2,829

7.2	Maturity of lease liabilities

TCHF	June 30, 2023	December 31, 2022
< 1 year	531	444
1-5 years	1,674	1,455
> 5 years	660	777

Total	2,865	2,676

7.3	Amounts recognized in profit or loss

TCHF	01.01.-30.06.2023	01.01.-30.06.2022
Lease expense for short-term and low value leases	25	19
Depreciation expense on right-of-use assets (note 22)	220	183
Interest expense on lease liabilities (note 23)	13	13

8.	Property and equipment

The net carrying amount of property and equipment increased to TCHF 390 as of June 30, 2023, from TCHF 49 as of December 31, 2022, primarily in relation to the acquisition of laboratory equipment and office material.

9.	Inventories

TCHF	June 30, 2023	December 31, 2022
Raw material	2,753	2,758
Finished goods	457	139
Gross inventories	3,210	2,897
Valuation allowance	(2,760)	(2,670)

Total	450	227

10.	Other current assets

TCHF	June 30, 2023	December 31, 2022
Prepaid expenses	1,040	836
Accrued revenue	915	723
VAT receivable	120	147
Deposits	10	28
Other current receivables	21	64

Total	2,106	1,798

11.	Share capital

	Number of shares
	Common shares	Treasury shares	Total
Balance at January 1, 2022	11,033,337	(749,668)	10,283,668
Issuance of treasury shares	3,000,000	(3,000,000)	—
Direct Share Placement program	—	347,145	347,145
Milestone payments	—	375,500	375,500
Exercises of options	7,500	—	7,500

Balance at December 31, 2022	14,040,837	(3,027,024)	11,013,813

Balance at January 1, 2023	14,040,837	(3,027,024)	11,013,813
Direct Share Placement program	—	2,947	2,947
Private placements	—	1,200,000	1,200,000
Withdrawal of fractional shares	—	(3,009)	(3,009)
Exercises of options	—	4,688	4,688

Balance at June 30, 2023	14,040,837	(1,822,398)	12,218,439

11.1	Issued share capital

As of June 30, 2023, the share capital consisted of 14’040’837 issued shares with a par value of CHF 4.00 each. The Company held 1’822’398 shares in treasury as of June 30, 2023.

Reverse stock split

On May 5, 2023, RELIEF THERAPEUTICS Holding SA effected a 1-for-400 reverse stock split, whereby every 400 shares of the pre-reverse split share capital were combined and reclassified into one share. A total of 5’616’334’800 pre-reverse split ordinary shares were combined and reclassified into 14’040’837 ordinary shares post-reverse stock split. The par value of each share was multiplied by 400 from CHF 0.01 to CHF 4.00. The Company paid in cash fractional shares, and accordingly, no fractional shares were issued in connection with the reverse stock split.

As a result of the reverse stock split, all references in these financial statements to units of shares or per share amounts are reflective of the reverse split for all periods presented. In addition, the exercise prices and the numbers of shares issuable upon the exercise of any outstanding options, warrants, and other securities entitling their holders to purchase or receive Relief shares were proportionally adjusted.

Equity transactions in 2023

During the first semester of 2023, the following transactions resulted in cash gross proceeds of TCHF 5’030 before deducting transaction costs of TCHF 487.

•	June 2023 private placement:

On June 15, 2023, the Company entered into a securities purchase agreement pursuant to which the Company agreed to sell in a private placement 1’200’000 ordinary shares, pre-funded warrants to purchase up to 300’000 ordinary shares (the “Pre-Funded Warrants”) and warrants to purchase up to 1’500’000 ordinary shares (the “Warrants”). The Company received total gross proceeds of TCHF 4’995 before deducting placement agent fees and related expenses.

The Warrants are exercisable until June 21, 2028, at an exercise price of CHF 3.40 per share. The Pre-Funded Warrants were prefunded at CHF 3.329 per share and are exercisable with no expiration date at an exercise price of CHF 0.001 per share. Each of the Warrants and Pre-Funded Warrants represents the right to purchase one ordinary share of the Company. Relief committed to reserving from its treasury shares reserve the maximum number of shares to be issued upon exercise of the Warrants and Pre-Funded Warrants. As of June 30, 2023, none of the Warrants and Pre-Funded Warrants had been exercised.

•	DSP program: sale of 2’947 shares at an average price per share of CHF 5.52 for total gross proceeds of TCHF 17.

•	Exercises of options: issuance upon exercise of 4’688 shares at CHF 4.00 per share for gross proceeds of TCHF 19.

The Company retired fractional shares upon completion of the reverse stock split. Fractional shares representing 3’009 shares post-reverse stock split were acquired in May 2023 for a total cost of TCHF 22.

11.2	Capital band

Pursuant to changes in the Swiss Code of Obligations effective January 1, 2023, and the decision of the extraordinary general meeting held on April 28, 2023, the Company’s authorized capital was replaced by a capital band. The capital range can be used for issuance of shares for strategic acquisitions and financing transactions.

As of June 30, 2023, the Board of Directors was authorized, at any time until 30 May 2024, to increase the share capital by the issuance of up to 2’500’000 ordinary shares with a nominal value of CHF 4.00, under the terms and conditions set forth in Article 3ater of Relief’s Articles of Association.

11.3	Conditional share capital

The conditional share capital of the Company as of June 30, 2023, was TCHF 16’688, consisting of 4’171’924 shares with a par value of CHF 4.00 each, of which 264’424 shares to be used for stock options and 3’907’500 shares for grant of option rights in connection with bonds, notes or similar financial instruments issued by the Company.

11.4	Outstanding options and warrants

As of June 30, 2023, there were 182’283 outstanding stock options under the Company’s stock option plans and 1’800’000 outstanding warrants as issued in the June 2023 private placement. Each option allows its holder to acquire one share at a predetermined price, subject to certain vesting conditions.

12.	Borrowings

TCHF	June 30, 2023		December 31, 2022
	Non-current	Current	Non-current	Current
Bank loans	13	361	16	372
Other financial liability	—	—	—	—

Total	13	361	16	372

As of June 30, 2023, the company had two outstanding bank loans: a TCHF 355 loan from a German bank carrying interest at 2.7% per year until December 30, 2023, and a TCHF 19 loan that is interest-free and repayable in monthly installments until 2026.

13.	Provisions

TCHF	Contingent consideration (i)	Legal and regulatory (ii)	Total
Balance at December 31, 2022	10,867	136	11,003
Unwinding of discount on provisions	171	—	171
Variation due to assumption adjustment	(3,962)	—	(3,962)
Foreign exchange difference	(44)	—	(44)
Utilization	—	(136)	(136)

Balance at June 30, 2023	7,032	—	7,032

(i)	Contingent consideration for business acquisitions

As of June 30, 2023, the Group recognized provisions of TCHF 7’032 for contingent payments that may become due to the former shareholders of APR and AdVita upon completion of pre-agreed milestones. As a result of changes in its development strategy (note 6), the Group reevaluated its assessment of contingent payments related to the affected programs. Consistent with assumptions underlying the impairment of the carrying value of the associated intangible assets, the expected settlement dates of the contingent payments were postponed. The resulting gain of TCHF 3’962 from fair value remeasurement was recorded in the income statement for the six months ended June 30, 2023.

Contingent consideration for the acquisition of APR

As of June 30, 2023, remaining milestone payments under the acquisition agreement were (i) the execution of a definitive agreement for the commercialization of Sentinox™, (ii) the launch of Sentinox in the first of France, Germany, Spain, Italy, and the United Kingdom, and (iii) the launch of RLF-TD011 in the first of France, Germany, Spain, Italy and the United Kingdom. Contingent payments aggregate to a maximum amount of CHF 28 million, in a combination of cash and Relief shares.

Contingent consideration for the acquisition of AdVita

As of June 30, 2023, remaining milestone payments under the acquisition agreement were (i) the approval in the U.S. or Europe of the inhaled form of aviptadil for the treatment of sarcoidosis or berylliosis, and (ii) the conduct of a phase II clinical study for the inhaled form of aviptadil in the treatment of checkpoint inhibitor-induced pneumonitis. Contingent payments aggregate to a maximum amount of EUR 10 million (CHF 9.8 million), in cash.

Provisioned amounts are calculated at the end of each reporting period by determining the probability-weighted present value of potential payments. As of June 30, 2023, probabilities ranged from 15% to 90% based on the estimated likelihood of completion for each underlying milestone. These probabilities are consistent with those estimated for the impairment test conducted for intangible assets and goodwill (note 6). Time to completion of each milestone ranged from approximately one year to eight years. A discount rate of 5% was determined based on the estimated time value of comparable liabilities, excluding risks factored into the probabilities of success.

(ii)	Legal and regulatory proceedings

A provision of TCHF 136 recorded as of December 31, 2022, was released upon the conclusion of an investigation initiated in June 2021 by SIX Exchange Regulation AG. The actual cost amounted to TCHF 142.

14.	Financial liabilities due to related parties

In January 2021, the Company signed a financing agreement with its largest shareholder, GEM Global Yield LLC (“GEM”), for the implementation of a share subscription facility (the “SSF”) in the amount of up to CHF 50 million until January 20, 2024. As of June 30, 2023, the Company had not drawn on the SSF.

The Company agreed to pay GEM a commitment fee (the “Fee”) of TCHF 1’250 plus accrued interest. As of June 30, 2023, the Fee was payable on demand and bore interest at 1% above the base rate of Barclays Bank plc. As the obligation to pay the Fee arose with the execution of the agreement, the Company recorded it in full as a liability on the signature date. The corresponding expense is recognized as financial expense (note 23) over the SSF commitment period of three years ending January 20, 2024.

15.	Other current payables and liabilities

TCHF	June 30, 2023	December 31, 2022
Accrued expenses	1,558	2,138
Payable to social security institutions	498	497
Stamp duty and capital tax liabilities	136	347
Deferred revenue	80	776
Other current liabilities	475	143

Total	2,747	3,901

16.	Other gains

TCHF	01.01.-30.06.2023	01.01.-30.06.2022
Gain from reversal of impairment on financial assets	—	453
Income from sublease agreements	50	47
Various others	16	63

Total other gains	66	563

17.	Cost of sales

Expenses incurred with third parties in relation to the purchase and manufacturing of drug products for sale, as well as laboratory supplies in connection with research and development services provided to customers, are classified in ‘raw materials and consumables expenses’. Expenses incurred with third parties in relation to advertising, marketing, sales promotion, shipping, distribution and commission on sales, are classified as ‘external selling and distribution expenses’.

The increase in ‘raw materials and consumables expenses’ correlates with the increase in revenue from product sales. A change in the product mix, with a higher proportion of sales stemming from higher-margin products, reduced the ratio of raw materials and consumables expenses over product sales. The increase in ‘external selling and distribution expenses’ is primarily due to marketing activities subsequent to the launch of PKU Golike in the U.S. in October 2022.

18.	External research and development expenses

External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, and product manufacturing expenses in relation to research and development programs.

In the first six months of 2023, external research and development expenses mainly comprised the clinical and drug product development costs associated with RLF-OD032, RLF-100 and RLF-TD011, complemented by the continued development of the PKU Golike products franchise. In the comparative period, these expenses mainly related to costs incurred by Acer under the license and collaboration agreement for development and premarketing activities for ACER-001.

19.	Personnel expenses

TCHF	01.01.-30.06.2023	01.01.-30.06.2022
Salaries and social security expense	5,735	4,277
Independent contractors fees	—	178
Share-based payment expense	511	1,288
Service cost for other benefit obligations	13	24

Total personnel expenses	6,259	5,767

20.	Other administrative expenses

TCHF	01.01.-30.06.2023	01.01.-30.06.2022
Professional services	1,947	3,306
Other administrative expenses	1,515	657

Total other administrative expenses	3,462	3,963

21.	Impairment expense

TCHF	01.01.-30.06.2023	01.01.-30.06.2022
Impairment losses on intangible assets (note 6)	(55,734)	(8,226)
Impairment losses on inventories (note 9)	(90)	—

Total impairment expense	(55,824)	(8,226)

22.	Amortization and depreciation expense

TCHF	01.01.-30.06.2023	01.01.-30.06.2022
Amortization of intangible assets (note 6)	1,456	1,840
Depreciation of rights-of-use assets (note 7)	220	183
Depreciation of property and equipment (note 8)	28	10

Total amortization and depreciation expense	1,704	2,033

23.	Financial income and expense

TCHF	01.01.-30.06.2023	01.01.-30.06.2022
Interest income	—	12
Foreign exchange gain, net	—	150

Total financial income	—	162

Unwinding of discount on provisions (note 13)	(171)	(676)
SSF commitment fee (note 14)	(207)	(205)
Negative interest on cash deposits	—	(92)
Interest expense related to leases	(13)	(13)
Bank charges	(17)	(16)
Foreign exchange loss, net	(323)	—
Other financial expenses	(59)	(54)

Total financial expense	(790)	(1,056)

24.	Income taxes

The income tax gain of TCHF 7’643 is primarily related to a reduction in deferred tax liabilities resulting from the impairment and amortization expenses recognized against intangible assets (note 6).

25.	Earnings per share

	01.01.-30.06.2023	01.01.-30.06.2022
Loss attributable to shareholders (in TCHF)	(56,499)	(26,500)
Weighted average number of shares	11,082,004	10,388,747

Total basic and diluted loss per share (in CHF)	(5.098)	(2.551)

Basic and diluted result per share is calculated by dividing the net result attributable to the shareholders of the parent company by the weighted average of shares outstanding during the period. In 2023 and 2022, the number of shares outstanding varied as a result of different transactions on the share capital structure of the Company. References to shares and per share amounts for the comparative period have been restated to reflect the reverse stock split (note 11).

Neither outstanding options and warrants nor effects from the contingent liabilities payable in shares have been considered in the diluted loss calculation as their effect is anti-dilutive.

26.	Related party transactions

26.1	Related party transactions

During the six-month period ending on June 30, 2023, the Company did not engage in any related party transactions, except for compensation provided to its management.

26.2	Related party balances

As of June 30, 2023, the liability of TCHF 1’313 due to GEM (December 31, 2022: TCHF 1’280) was the only material related party balance.

27.	Non-cash transactions

In the first semester of 2023 and 2022, the Group engaged in non-cash investing or financing activities that are not reflected in the consolidated statement of cash flow. These activities mainly included the execution of new leasing contracts for office material and laboratory equipment (note 7).

28.	Contingent liabilities

28.1	Business combinations with APR and AdVita

The acquisition agreements for APR and AdVita contain remaining contingent milestone payments in the aggregate maximum amounts of CHF 28 million and EUR 10 million (CHF 9.8 million), respectively, payable upon achievement of pre-agreed objectives. As of June 30, 2023, a provision totaling CHF 7.0 million was recognized to account for the probability-weighted present value at balance sheet date of these possible future payments. Refer to note 13 for further details.

28.2	Acquisition of RLF-OD032

Under the agreement and subsequent amendments concluded with Meta Healthcare Ltd. for the acquisition of RLF-OD032, Relief may issue additional payments of approximately TCHF 250 contingent to pre-specified development milestones. Relief also committed to paying Meta Healthcare Ltd. royalties on net commercialization profit of a low double-digit percentage.

28.3	Settlement agreement with NeuroRx

In November 2022, Relief agreed to a settlement with NRx Pharmaceuticals, Inc. (“NRx”), the parent company of NeuroRx, to terminate their collaboration in the development of aviptadil and resolve their legal dispute. As part of the agreement, Relief committed to pay NRx up to USD 13 million (CHF 11.6 million) in aggregate as milestone payments upon marketing approval of an aviptadil product. Relief also agreed to pay single-digit percentage royalties on possible future sales of an aviptadil product, up to a maximum of USD 30 million (CHF 26.8 million) in aggregate. Finally, Relief agreed to use commercially reasonable efforts to maintain the Right to Try Program in the U.S. until December 2024.

29.	Events after the reporting period

Restructured	license agreement with Acer

On August 30, 2023, Relief announced the termination of the March 2021 collaboration and license agreement and the execution of a new exclusive license agreement with Acer for the development and commercialization of ACER-001 (OLPRUVA™) for the treatment of UCDs, MSUD, and other potential indications. Under the terms of the new agreement, Acer retains development and commercialization rights worldwide, excluding Europe where Relief retains these rights.

Relief received a non-contingent USD 10 million upfront cash payment and will receive an additional non-contingent USD 1.5 million cash payment on the one-year anniversary of the agreement. Relief is also entitled to receive from Acer a 10% continuing royalty on net sales in the Acer territory, and 20% of any value received by Acer from licensing or divestment transactions relating to OLPRUVA™, up to a cumulative amount of an additional USD 45 million. Relief committed to paying Acer a variable, continuing royalty up to a maximum of 10% of the net sales of OLPRUVA™ and 20% of any value received by Relief from sublicensing transactions relating to OLPRUVA™ in the Relief territory.

There were no other material events after the balance sheet date that would require adjustment to these consolidated financial statements or disclosure under this heading.